Aduro Clean Technologies Announces Partial Exercise of Over-Allotment Option

LONDON, Ontario, December 3, 2024 (GLOBE NEWSWIRE) -- Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (CSE: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, today announced that the underwriters of its underwritten U.S. public offering (the "Offering") have partially exercised their over-allotment option to purchase an additional 100,000 common shares at the public offering price of US$4.25 per share. After giving effect to the partial exercise of the over-allotment option, the Company sold an aggregate 1,041,177 common shares for gross proceeds of approximately US$4.43 million, before deducting underwriter discounts and other related expenses. The option closing date was December 3, 2024. The common shares began trading on The Nasdaq Capital Market on November 7, 2024 under the ticker symbol "ADUR."

Aduro expects to use the net proceeds from the Offering for ongoing research and development costs, expenditures related to the construction of its "Next Generation Process" unit and the remainder (if any) for general corporate purposes and working capital.

Craft Capital Management LLC acted as the representative of the underwriters, and D. Boral Capital LLC (formerly known as EF Hutton LLC) acted as the co-underwriter  for the Offering.

The common shares of the Offering referenced above were not offered to residents of Canada or persons in Canada.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the "SEC") (File Number: 333-280955), as amended, and was declared effective by the SEC on October 29, 2024. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Craft Capital Management LLC by email at info@craftcm.com, by standard mail to 377 Oak St, Lower Concourse, Garden City, NY 11530, or by telephone at +1 (800) 550-8411; or from D. Boral Capital LLC (formerly known as EF Hutton LLC) by email at syndicate@dboralcapital.com, by standard mail to 590 Madison Ave 39th floor, New York, NY 10022, or by telephone at +1 (212) 970-5150. In addition, copies of the final prospectus relating to the Offering, may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Investor Relations

ir@adurocleantech.com

+1 226 784 8889

KCSA Strategic Communications

Jack Perkins, Vice President

aduro@kcsa.com

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company's current expectations. These forward-looking statements include, without limitation, references to the Company's expectations regarding its anticipated use of net proceeds from the offering. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions related to the exercise of the over-allotment option, or factors that result in changes to the Company's anticipated use of proceeds. These and other risks and uncertainties are described more fully in the section captioned "Risk Factors" in the Company's Registration Statement on Form F-1 related to the public offering (SEC File No. 333-280955). Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law, including the securities laws of the United States and Canada.